Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 20 JUNE 2008	OTCBB Code: OBTLY

ORBITAL TO ESTABLISH A NEW TEST FACILITY FOR HEAVY DUTY ENGINES

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Orbital to construct and operate a heavy duty engine testing facility capable of operating conventional and alternative fuel engines such as Natural Gas, LPG and Biodiesel, in Balcatta, Western Australia to certification levels.

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Commonwealth Government to provide A$2.8M in funding.

PERTH, AUSTRALIA – 20 June 2008 – International clean energy technology group, Orbital Corporation Limited (ASX: OEC – “Orbital”), reinforcing its position at the forefront of clean engine research & development in Australia, is to construct and operate a heavy duty engine test facility after securing Australian Federal Government support. The new facility will be capable of operating engines on Natural Gas, LPG and Biodiesel as well as Diesel and Gasoline.

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Orbital said today that it had entered into a Funding Agreement with the Commonwealth of Australia (“Commonwealth”) to construct and operate the new state-of-the-art facility at its Australian headquarters in Balcatta, Western Australia.

It is anticipated that the facility will be fully operational by March, 2009.

The facility will provide the following services:

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Heavy duty engine emissions testing research of in-service vehicles for Commonwealth and State Government authorities;

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Engine development and emission testing services for Australian and Asian companies seeking to develop cleaner engine technologies and reduce greenhouse gas emissions; and

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Heavy duty engines emissions research for government authorities seeking to validate the environmental credentials of alternative fuel and drive-train technologies for heavy vehicle applications in Australia and Asia.

Under the terms of the Funding Agreement, the Commonwealth will provide a grant of A$2.76 million through the Alternative Fuels Conversion Program administered by the

Department of the Environment, Water, Heritage and the Arts towards total estimated construction costs of A$3.56 million. Orbital will fund the maintenance and operation of the facility until at least FY 2014/15 and provide the Commonwealth with preferential access to the facility.

Commenting on the funding agreement, Orbital’s CEO elect, Mr. Terry Stinson, said, “We are extremely pleased to have received this support from the Commonwealth Government to construct a world-class testing and research facility in Australia”

“With the continuing increase in the price of oil there is a strong interest in alternative fuels for heavy duty vehicle applications and the focus on greenhouse gas reduction. There are compelling reasons to further research the economic and environmental outcomes of switching to Natural Gas and LPG, particularly in the Australian operating environment, and this facility will enable Orbital to be at the forefront of delivering new technology into this growth market,” Mr Stinson continued.

“The new facility is yet another step in our strategy to grow an integrated alternative fuel systems business leveraging off the extensive engineering experience we have developed in recent years. Orbital will also have the capacity to support a broader set of clean energy services to the road transport, mining and other sectors. Orbital anticipates increased opportunities in the alternative fuels market, particularly in Australia and Asia“.

ENDS

CONTACTS	Terry Stinson CEO (elect) or Tony Fitzgerald Director, Sales & Marketing Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.